FOR IMMEDIATE RELEASE - CALGARY, ALBERTA - JUNE 19, 2007

BAYTEX ENERGY TRUST ANNOUNCES CLOSING OF $149,450,000 SUBSCRIPTION RECEIPT BOUGHT DEAL FINANCING

Not for Dissemination in the US or through Wire Services

CALGARY, ALBERTA (June 19, 2006) (TSX: BTE.UN) - Baytex Energy Trust (“Baytex” or the “Trust”) announced today the closing of its previously announced “bought deal” financing. Upon closing, the Trust issued 7,000,000 subscription receipts (the “Subscription Receipts”) at $21.35 per Subscription Receipt for gross proceeds of $149,450,000. The proceeds of the offering have been deposited in escrow and, subject to certain conditions noted below, will be used to fund a portion of the purchase price of the indirect acquisition by Baytex of certain petroleum and natural gas properties and related assets located primarily in Alberta (the “Acquisition”). The Subscription Receipts are listed for trading on the TSX under the symbol BTE.R.

The Acquisition is expected to close on or about June 26, 2007. Each Subscription Receipt will entitle the holder thereof to receive, without payment of additional consideration, one trust unit ("Unit") of Baytex and an amount per Subscription Receipt equal to the amount per Unit of any cash distributions for which record dates occurred from June 19, 2007 to the date immediately preceding the date the Units are issued pursuant to the Subscription Receipts.

If the closing of the Acquisition has not occurred on or before August 31, 2007, or Baytex delivers a notice to the Underwriters that the Acquisition has been terminated or that Baytex does not intend to proceed with the Acquisition, or Baytex announces to the public that it does not intend to proceed with the Acquisition, holders of Subscription Receipts will be entitled to have the full purchase price of the Subscription Receipts returned to them, and to receive their pro rata portion of the interest earned by the escrow agent on the subscription funds. The funds deposited in escrow will be applied towards payment of such amount.

The offering was underwritten by a syndicate led by TD Securities Inc. and including FirstEnergy Capital Corp., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc., BMO Nesbit Burns Inc., Cannaccord Capital Corp., Peters & Co. Limited, Raymond James Ltd., Cormark Securities Inc., and Dundee Securities Corporation.

This News Release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Subscription Receipts have not been and will not be resisted under the United States Securities Act and may not be offered or sold in the United States except in transactions exempt from such registration.

Forward Looking Statements
Certain statements in this press release are forward-looking statements. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors, many of which are beyond the control of Baytex.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast. All dollar amounts in this press release are Canadian dollars unless otherwise identified.

For further information, please contact:

Baytex Energy Trust
Ray Chan, President & C.E.O.                                              Telephone: (403) 267-0715
Derek Aylesworth, Chief Financial Officer                         Telephone: (403) 538-3639
Erin Hurst, Investor Relations                                              Telephone: (403) 538-3681

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca